Exhibit 12.1
California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
(In thousands except ratios)

	Year ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings:
Income before Income Tax Exp	67,916	63,936	51,882	42,419	47,229	43,111
Fixed Charges Exp & Capitalized	24,394	20,591	19,719	19,669	18,600	18,664
Capitalized Interest	(3,081)	(3,411)	(2,585)	(2,700)	(900)	(824)

Total	89,229	81,116	69,016	59,388	64,929	60,951

Fixed Charges:
Interest Expensed & Capitalized, & amortization of capitalized expense related to indebtedness	24,394	20,591	19,719	19,669	18,600	18,664
Estimated Interest Component of Rent Expense	329	237	221	208	180	205

Total	24,723	20,828	19,940	19,877	18,780	18,869

Ratio of Earnings to Fixed Charges	3.61	3.89	3.46	2.99	3.46	3.23